Telephone: +852 2826 8688 Facsimile: +852 2522 2280 WWW.SULLCROM.COM _______ Partners M. G. DESOMBRE • C. Y. Lin • J. J. Logie K. I. NG • J. W. TANG • G. Wong

20 th Floor

Alexandra House
18 Chater Road, Central

Hong Kong

_______

with affiliated offices in

Beijing • Melbourne • Sydney • Tokyo

Brussels • Frankfurt • london • paris

los angeles • New York • Palo Alto • washington, D.C.

December 19, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Christina Chalk

   Laura McKenzie

Re:	Perfect Corp.

Schedule TO-I

Filed November 27, 2023

File No. 005-93810

Ladies and Gentlemen:

Perfect Corp. (the “Company”) has filed today, via EDGAR, this letter and the Amendment No. 1 to the Schedule TO-I (the “Amendment No. 1”) with the Securities and Exchange Commission (the “Commission”).  The Company previously filed the Tender Offer Statement on Schedule TO-I on November 27, 2023 (including the exhibits filed therewith, the “Schedule TO”) with the Commission.  The Amendment No. 1 has revised the Schedule TO to reflect the Company’s responses to the comment letter to the Schedule TO, dated December 13, 2023, from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments.  The responses and information below are based on information provided to us by the Company.  To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.  Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Schedule TO.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell LLP, a limited liability partnership established under the laws of the State of New York

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions	-2-

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No.1 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested.  The page references in the Staff’s comments refer to page numbers in the offer to purchase, dated November 27, 2023, attached as exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

Schedule TO-I filed November 27, 2023

Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 13

1.	We note your disclosure that the Offer will allow large shareholders “(particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price)” to obtain liquidity. We further note that Taobao China Holding Limited, one of the Company’s largest shareholders, and other insiders intend to tender 11,364,596 shares into the Offer, and that such tender would represent a significant portion of the total number of shares sought. To the extent that affiliates such as Taobao participating in initiating the Offer or negotiating its terms, please expand to describe this background.

Response:

In response to the Staff’s comment, the Company respectively advises the Staff that it was the Company’s management who initiated the Offer, not affiliated shareholders, such as Taobao China Holding Limited, as detailed in the following:

i.      Preliminary Considerations of the Offer: Since mid-2023, under the belief that the Company’s shares were undervalued by the market, the Company has considered various options to repurchase its shares, including the buy-back program announced by the Company on May 4, 2023 (see Sections 2 and 9 of the Offer to Purchase), as well as a possible self-tender, to enable long-term shareholders to increase their stake in the Company’s future potential.

ii.     Preparation of Tender Offer Documentation: In late October 2023, under the leadership of CEO Ms. Alice H. Chang, the Company’s management began making preparations for the Offer, including preparing the necessary tender offer documentation, with the advice and assistance of external advisors.

iii.    Affiliate Participation Inquiry: In compliance with Item 1004(b) of Regulation M-A, in early November 2023, the Company inquired with each director, officer and affiliated shareholders regarding their respective intents to participate in the Offer (the “Affiliate Inquiry”).  As disclosed in the Schedule TO, Taobao China Holding Limited and three executive officers, Wei-Hsin Tsen, Pin-Jen Chen and Weichuan Liu, informed the Company that they intended to tender their respective shares, which in the aggregate totaled 11,364,596 shares.  No other directors, officers or affiliated shareholders informed the Company of any intention to participate in response to the Company’s inquiries.  Furthermore, prior to such responses to the Affiliate Inquiry, the Company was not aware of any intent by any director, officer or affiliated shareholder of their respective intents to participate in the Offer.

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions	-3-

iv.    Board Discussions: In mid-November, taking into account the aforementioned responses from the Company’s affiliates to the Affiliate Inquiry and the expressed intent of involvement by some of them (as disclosed in the Schedule TO), and given that such participation would make the proposed Offer a related party transaction, the Company’s management, the Audit Committee and the Board of Directors considered and discussed the Offer’s terms and conditions, including the fairness and reasonableness of any related party transactions, in the interest of all shareholders.

v.     Audit Committee and Board Approval: On November 24, 2023, the Offer was unanimously approved by both the Audit Committee and subsequently, the Board of Directors.  The Schedule TO was filed with the Commission on November 27, 2023.

Procedures for Tendering Shares, page 15

2.	We note your disclosure on page 18 that: “the Company’s interpretation of the terms of the Offer will be final and binding on all parties.” Please revise this statement (and similar statements throughout the Offer to Purchase) to clarify that shareholders may challenge your determinations in a court of competent jurisdiction.

Response:

In response to the Staff’s comments, the Company has amended the disclosure under “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.” in Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase to clarify that the Company’s determination and interpretation of the terms of the Offer will be subject to any Offer participant’s disputing such determination in a court of competent jurisdiction.  Please see the Company’s amendment (1) under “Item 4. Terms of the Transaction” in Amendment No.1.

Conditions of the Offer, page 20

3.	We note the following disclosure on page 22: “The conditions . . . may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time.” If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether they will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation to inform security holders promptly if events occur that “trigger” an offer condition. Please revise here and in the next paragraph on page 22, where you state that “[o]ur failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time . . . .”

Response:

In response to the Staff’s comments, the Company has amended the disclosure under Section 6 (“Conditions of the Offer”) of the Offer to Purchase to remove descriptions to the effect that the Company may waive the condition at any time and from time to time prior to the Expiration Time and clarify the Company’s obligation to inform security holders promptly if events occur that “trigger” an offer condition.  Please see the Company’s amendment (2) under “Item 4. Terms of the Transaction” in Amendment No.1.

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions	-4-

Price Range of the Shares; Dividends, page 22

4.	Revise to state the high and low sales prices for the shares for each quarter during the past two years. Refer to Item 1002(c) of Regulation M-A.

Response:

In response to the Staff’s comments, the Company has amended the disclosure under Section 7 (“Price Range of the Shares; Dividends”) of the Offer to Purchase by supplementing the historical high and low sales price per share between November 25, 2021 and October 31, 2022, which are based on the Class A ordinary shares’ price of Provident, the SPAC entity that merged into the Company due to the consummation of the previously announced business combination on October 28, 2022.  Please see the Company’s amendment under “Item 2. Subject Company Information” in Amendment No.1.

General

5.	Please explain in your response letter why pro forma financial information required by Item 1010(b) of Regulation M-A and Item 10 of Schedule TO is not material in the context of this Offer. Otherwise, please revise to include it. In this regard, we note that the Company is offering to repurchase up to 15.9% of its outstanding shares, and that, due to the stated intentions of affiliates and large shareholders to tender, the offer is likely to be fully subscribed.

Response:

In response to the Staff’s comment, the Company respectively advises the Staff that the pro forma financial information described in Item 1010(b) of Regulation M-A is not considered material in the context of this Offer.  The Company understands that Instruction 2 to Item 10 of Schedule TO specifies that financial statements, including historical financial statements and pro forma financial information, are not considered material to a tender offer if (i) the consideration offered consists solely of cash, (ii) there is no financing condition to the offer, and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.  The Company confirms to the Staff that all three of these conditions are satisfied in the Offer.

The Company further advises the Staff that the Offer will have the following impact on the Company’s financial statements: (a) the Company’s cash and cash equivalents will decrease by the amount of cash used by the Company to consummate the Offer, including the payment of fees in connection with the Offer, (b) total shareholders’ equity will decrease by an amount equal to the aggregate purchase price of the Class A Ordinary Shares the Company purchase in the Offer plus related fees, (c) the total number of outstanding Class A Ordinary Shares will be decreased by the number of Class A Ordinary Shares the Company purchase in the Offer, and (d) earnings/loss per share of the Company will increase by virtue of the decrease in the Company’s outstanding Class A Ordinary Shares.

* * *

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions	-5-

If you would like to discuss any aspect of the Amendment No. 1, please contact Ching-Yang Lin at +852-2826-8606 or by email (linc@sullcrom.com).  Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin
Partner
Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)

Alice H. Chang, Chief Executive Officer

Iris Chen, Head of Finance and Accounting